

May 6, 2011

R. Byron Carlock, Jr.
Chief Executive Officer
CNL Properties Trust, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801

> **Re:** **CNL Properties Trust, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-11**
> **Filed April 12, 2011**
> **File No. 333-168129**

Dear Mr. Carlock:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of Prospectus

1.   We note your response to comment 1 of our letter dated November 12, 2010. It continues to appear that the prospectus cover page is over one page in length. Please revise to limit this page to one page. Consider combining the first and fourth risk factors and limiting the disclosure to those items requested by Item 501 of Regulation S-K and Industry Guide 5.

Our Sponsor, Our Advisor, and Our Property Manager, page 1

2.   In response to comment 4, you indicate that your advisor anticipates initially relying on affiliated or unaffiliated parties to satisfy its obligations to you. Please revise to clarify whether your advisor will have any assets with which to remedy any liabilities that may

result from the management of your operations. Also, please clarify whether your sponsor's affiliates that may actually manage your operations would be insulated from any liabilities since they are not a party to your advisory contract.

Signatures, page II-7

3.   Please include the signature of your principal financial officer. Refer to Instruction 1 to Signatures on Form S-11 for guidance.

Draft Legal Opinion

4.   We note the penultimate paragraph of your draft legal opinion. Please confirm to us that your reference and limitation to Maryland General Corporation Law includes the statutory provisions and also all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla (202) 551-3414 or Cicely LaMothe at (202) 551-3413, if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin E. Martin at (202) 551-3391 or or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Peter E. Reinert, Esq.
   Lowndes, Drosdick, Doster, Kantor & Reed, P.A.
   Via facsimile (407) 843-4444